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18006632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2018
Washington DC
408

SEC FILE NUMBER
8-69228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHXBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Brzezinski (312) 663-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 North Michigan Avenue	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Ronald Brzezinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHXBD, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations and Principal

Title

Signed and Sworn to Before me on the 28th Day of February, 2018

Notary Public

OFFICIAL SEAL
RICHARD S SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/21/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHXBD, LLC
Table of Contents
December 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member and the board of directors of CHXBD, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CHXBD, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2018

An independent member of
BAKER TILLY
INTERNATIONAL

CHXBD, LLC
Statement of Financial Condition
December 31, 2017

		December 31, 2017
ASSETS		
Cash and cash equivalents	$	60,220
Receivable from clearing organization		120,000
Receivable from FINRA		9,775
Prepaid expenses		2,055
Total Assets	$	192,050
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	21,374
Total Liabilities		21,374
Member's Equity		170,676
Total Liabilities and Member's Equity	$	192,050

See notes to financial statements.

CHXBD, LLC
Statement of Operations
Year ended December 31, 2017

Revenues	
Transaction fees	$ 1,999
Total revenues	1,999
Expenses	
Execution fees	66,384
Professional and other outside services	26,507
General and administrative	15,882
Communication maintenance	7,519
Total expenses	116,292
Net loss	$ (114,293)

See notes to financial statements.

CHXBD, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

	Total Member's Equity
Balance, January 1, 2017	$ 254,969
Capital contributions	30,000
Net loss	(114,293)
Balance, December 31, 2017	$ 170,676

See notes to financial statements.

CHXBD, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (114,293)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Receivable from clearing organization	(8,492)
Receivable from FINRA	1,123
Prepaid expenses	(732)
Accrued liabilities	(804)
Net cash used in operating activities	(123,198)
Cash flows from financing activities	
Proceeds from capital contributions	30,000
Net decrease in cash and cash equivalents	(93,198)
Cash, at beginning of year	153,418
Cash, at end of year	$ 60,220

See notes to financial statements.

1. Organization

CHXBD, LLC, (the "Company") or ("CHXBD"), a Delaware limited liability company, was formed on June 20, 2012. The Company is a wholly-owned subsidiary of CHX Holdings, Inc. ("CHXH"). The Company is a registered broker-dealer with the Securities and Exchange Commission and Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below:

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. At December 31, 2017, the balance in cash and cash equivalents consisted entirely of cash.

Receivable from Clearing Organization — Receivable from clearing organization represents unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Revenue Recognition — Transaction fee revenue is generated by providing order routing services to its affiliate the Chicago Stock Exchange, Inc. (CHX), a wholly-owned subsidiary of CHXH. The transaction fee revenue is earned on the routing of executed orders and recorded on the trade date.

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application.

2. Summary of Significant Accounting Policies (continued)

The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

Income Taxes — As a limited liability company with a single member, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more-likely-than-not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2017.

The 2015 federal tax return of the parent company and sole member, CHXH, was examined by the Internal Revenue Service ("IRS") with no adjustment to taxable income. Income tax returns filed by CHXH for the years ended December 31, 2013, 2014, 2016, and 2017 are subject to examination by the IRS.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual amounts realized may differ from those estimates.

3. Related-Party Transaction

The Company has entered into an expense sharing agreement with CHXH and CHX. The agreement, among other things, provides for CHX to pay for certain expenses such as, but not limited to salaries, rent, telephone, copy services, etc. on behalf of the Company. The agreement also states that the Company has no obligation, legally or otherwise, to the vendors for such costs as described in the agreement and furthermore, that the Company has no obligation, direct or indirect, to reimburse or otherwise compensate CHX or CHXH for such costs. Such expenses are excluded from the Company's financial statements and totaled $85,349 for the year ended December 31, 2017.

CHXBD incurs SRO and trading permit fees which are payable to CHX. During 2017, CHXBD recorded SRO and trading permit fee expense in the amounts of $7,200 and $7,200, respectively, which are included in general and administrative expense within the statement of operations.

3. Related-Party Transaction (continued)

Included in accrued expenses within the statement of financial condition is $2,331 payable to CHX, which is the net of $1,200 for SRO and trading permit fees, $1,204 of invoices paid by CHX on behalf of the Company to various vendors, and $73 of transaction fees due from CHX.

4. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 2% of "aggregate debt items" arising from customer transactions, as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $168,621 and $5,000, respectively.

5. Commitments

The Company terminated an agreement with its clearing broker Convergex in February 2017, that required a minimum monthly fee of $8,333 for clearing and execution services. CHXBD, in accordance with the agreement, incurred $16,666 of such fees in 2017 which are included in execution fees within the statement of operations.

On September 30, 2016, the Company entered into a new clearing agreement with Alternet Securities Inc. ("ITG"), which requires a minimum monthly fee of $5,000 commencing with the start of clearing activities in February 2017. CHXBD, in accordance with the agreement, incurred $50,000 of such fees in 2017 which are included in execution fees within the statement of operations.

6. Subsequent Events

The Company has evaluated events and transactions through February 27, 2018 the date the financial statements were issued. Management has determined that there were no material events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Computation of Net Capital

	2017
Total Member's Equity	$ 170,676
Deductions And/Or Charges	
Non-Allowable assets:	
Prepaid expenses	2,055
Net Capital	$ 168,621

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued expenses	$ 21,374
Total Aggregate Indebtedness	$ 21,374

CHXBD, LLC
Supplementary Information
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Computation of Basic Net Capital Requirement

	2017
Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$163,621
Net Capital Less Greater of 10% of Total Aggregate indebtedness or 120% of Minimum Dollar Net Capital Required	$162,621
Ratio: Aggregate Indebtedness to Net Capital	.13 to 1

There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

CHXBD, LLC
Supplementary Information
Schedule II – Computation for the Determination of Revenue Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Supplementary Information
Schedule III – Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of and for the Year Ended December 31, 2017
(See Report of Independent Registered Public Accounting Firm)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CHXBD, LLC
Chicago, Illinois

EXEMPTION REPORT

Including Report of Independent Registered
Public Accounting Firm

As of and for the Year Ended December 31, 2017

CHXBD, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
United States of America

T: +1 612 876 4500
F: +1 612 238 8900

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member and board of directors of
CHXBD, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CHXBD, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which CHXBD, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CHXBD, LLC stated that CHXBD, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. CHXBD, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CHXBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2018

CHXBD

Albert J. Kim
Direct Dial: (312) 663-2484
Fax: (312) 663-2231
Email: akim@chx.com

January 19, 2018

By UPS

SEC Headquarters
Mail Stop 8031
Rule 15c3-3 Exemption
100 F Street, NE
Washington, DC 20549

Re: Exemption from SEA Rule 15c3-3 for CHXBD, LLC

To Whom It May Concern:

CHXBD, LLC ("CHXBD") claims exemption from SEA Rule 15c3-3, pursuant to paragraph (k)(2)(ii) thereunder, for the period of January 1, 2017 through December 31, 2017, because CHXBD does not hold customer funds or safe keep securities. Paragraph (k)(2)(ii) states as follows:

> The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

CHXBD met the exemption provisions of paragraph (k)(2)(ii) under SEA Rule 15c3-3 for the period of January 1, 2017 through December 31, 2017, without exception.

If you have any questions or concerns, please feel free to contact me at your convenience.

Sincerely,

Ronald Brzezinski
Financial and Operations Principal

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6****960*****************ALL FOR AADC 606
69228 FINRA DEC
CHXBD LLC
440 S LA SALLE ST STE 800
CHICAGO, IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ronald Brzezinski
(312) 663-2660

2. A. General Assessment (item 2e from page 2) $ 3

B. Less payment made with SIPC-6 filed (exclude interest) (2)
7/25/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHXBD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 20 18.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1999

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 1999

2e. General Assessment @ .0015 $ 3

(to page 1, line 2.A.)